Exhibit 99.3

news

IMMEDIATE	17 February 2005

Royal & SunAlliance notice of year end results 2004

Royal & SunAlliance announces that its year end results 2004 will be released on Thursday 10 March 2005 at 7.00am. A briefing to investors and analysts will take place on 10 March and will be accessible via the company website (www.royalsunalliance.com)
An indexed version of the presentation will be available on the website following the meeting.

–ENDS–

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134